Exhibit 12(a)

ONCOR ELECTRIC DELIVERY COMPANY LLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Successor				Predecessor
	Year Ended December 31,			Period from October 11, 2007 through December 31, 2007	Period from January 1, 2007 through October 10, 2007	Year Ended December 31, 2006
	2010	2009	2008
	(millions of dollars, except ratios)
Earnings:
Income from continuing operations	$352	$320	$(487)	$64	$263	$344
Add: Total federal income taxes	215	173	221	31	159	170
Fixed charges (see detail below)	355	353	326	73	251	295

Total earnings	$922	$846	$60	$168	$673	$809

Fixed Charges:
Interest expense, excluding capitalized interest	$349	$348	$322	$72	$248	$292
Rentals representative of the interest factor	6	5	4	1	3	3

Total fixed charges	$355	$353	$326	$73	$251	$295

Ratio of earnings to fixed charges (a)	2.60	2.40	—	2.30	2.68	2.74

(a)	Fixed charges exceeded earnings by $266 million for the year ended December 31, 2008.